EXHIBIT 99.(a)(6)
                                 SUPPLEMENT
                                     TO
                         OFFER TO PURCHASE FOR CASH
                   UP TO 18,799 LIMITED PARTNERSHIP UNITS
                                     OF
                          ML MEDIA PARTNERS, L.P.
                                     AT
                               $601 PER UNIT
                                     BY
                       MLMP ACQUISITION PARTNERS, LLC

     MLMP ACQUISITION PARTNERS, LLC, A DELAWARE LIMITED LIABILITY COMPANY (THE "PURCHASER"), HAS INCREASED THE PRICE AT WHICH IT IS WILLING TO PURCHASE UNITS OF LIMITED PARTNERSHIP INTERESTS IN ML MEDIA PARTNERS, L.P. (THE "UNITS") TO $601 PER UNIT, IN CASH, REDUCED BY ANY CASH DISTRIBUTIONS MADE OR DECLARED ON OR AFTER OCTOBER 30, 2003, WITH INTEREST AT THE RATE OF 3% PER ANNUM FROM THE EXPIRATION DATE TO THE DATE OF PAYMENT (THE "OFFER PRICE"). THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON DECEMBER 5, 2003, UNLESS FURTHER EXTENDED (THE "EXPIRATION DATE"). TENDERING UNITHOLDERS MAY WITHDRAW TENDERS OF UNITS AT ANY TIME PRIOR TO THE EXPIRATION DATE.

     This supplement (the "Supplement") amends and supplements the Purchaser's offer (the "Offer"), dated October 30, 2003, to purchase up to 18,799 limited partnership Units in ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"). The Offer is made pursuant to the Purchaser's Offer to Purchase, dated October 30, 2003 (the "Offer to Purchase"), as amended and supplemented hereby, and this Supplement should be read in conjunction therewith. Except as set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and in the Agreement of Assignment and Transfer remain in full force and effect. Terms not otherwise defined herein shall have the same meaning as in the Offer to Purchase.

     UNITHOLDERS ARE URGED TO READ CAREFULLY THIS SUPPLEMENT AND THE OFFER TO PURCHASE, INCLUDING THE AGREEMENT OF ASSIGNMENT AND TRANSFER ENCLOSED HEREWITH, BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

     Unitholders should be aware of the following:

     CONSIDERATION FOR UNITS. The Purchaser has increased the price at which it is willing to purchase Units, and is now offering $601 per Unit, in cash, reduced by any cash distributions made or declared on or after October 30, 2003 (to the extent the Purchaser does not receive such distributions with respect to any Units accepted for payment), with interest at the rate of 3% per annum from the Expiration Date to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time. If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration. TENDERING UNITHOLDERS MAY WITHDRAW TENDERS OF UNITS AT ANY TIME PRIOR TO THE EXPIRATION DATE. IF UNITS PREVIOUSLY TENDERED ARE NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE, THE TENDERING UNITHOLDER WILL BE ENTITLED TO THE OFFER PRICE THEN IN EFFECT, SUBJECT TO THE TERMS AND CONDITIONS OF THE OFFER.

     The Purchaser continues to believe, although it cannot guarantee, that the Offer may be an attractive one for many Unitholders, based on (i) the Offer Price being greater than current and recent historical secondary market prices as well as the price offered by Smithtown in the tender offer it commenced on October 16, 2003, (ii) the Partnership's historical operations and distribution performance, (iii) the nature of the Partnership's assets, (iv) the uncertainty resulting from the Venture Litigation, (v) the financial and record-keeping benefits that will accrue to a Unitholder whose interest is purchased and (vi) the fact that a Unitholder who tenders Units will receive a cash payment in exchange for such Units and will receive such payment at an earlier date than if a Unitholder were to wait to receive the proceeds (if any) from the liquidation of the Partnership.

     EXPIRATION DATE; PAYMENT OF INTEREST. The Expiration Date of the Offer remains 5:00 p.m., New York Time, on December 5, 2003 or such other date to which the Offer may be extended. The Purchaser is offering to pay interest on the Offer Price because the terms of the Partnership's Limited Partnership Agreement -- which only require the General Partner to amend the books and records of the Partnership to admit Substituted Limited Partners as soon as practicable after the last business day of each calendar quarter -- may delay payment for Units accepted for payment until after the last business day of the fourth calendar quarter of 2003 (approximately December 31, 2003). In addition, the Partnership's practice of limiting transfers of Units within any tax year to no more than 4.8% of the outstanding Units (as described in the Offer to Purchase) may further delay transfer of Units tendered in the Offer. In the Schedule 14D-9 filed by the Partnership in respect of the Smithtown offer, the Partnership states that it has used all of its capacity for transfers for the fiscal year 2003. Accordingly, transfers of Units tendered pursuant to the Offer may only occur during the fiscal year 2004 (or even afterwards, depending on the number of Units transferred pursuant to all offers and the timing of such transfers. The Purchaser intends to pay for Units accepted for payment promptly following receipt of confirmation of transfers. However, the Purchaser reserves the right, in its sole discretion, to pay tendering Unitholders prior to the receipt of such confirmation.

     ESTABLISHMENT OF THE REVISED OFFER PRICE. The Purchaser set the Offer Price based primarily on its desire to offer Unitholders a price greater than the price offered by Smithtown in the tender offer it commenced on October 16, 2003 and amended on November 3, 2003. In addition, as noted in the Offer to Purchase, the Purchaser set the Offer Price based on its desire to establish the lowest price that might be acceptable to Unitholders consistent with its objectives, and to reflect its belief, as explained below, that Unitholders would likely not currently realize the estimated net asset value of $1,112.00 per Unit calculated by the General Partner in December 2001 (the "2001 Estimated NAV"). The Purchaser reviewed information on the Partnership set forth in the 2002 Form 10-K, the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 and three Adelphia-related bankruptcy cases (Adelphia Communications Corp., et al., US Bankruptcy Court, Southern District of New York 02-41729; Century/ML Cable Venture, US Bankruptcy Court, Southern District of New York 02-14838; and ML Media Partners, L.P., v. Century/ML Cable Venture, Adelphia Communications Corp., Century Communications Corp., and Highland Holdings, US Bankruptcy Court, Southern District of New York 02-2544). However, because the Partnership has not distributed any financial information since September 2000 or provided an estimate of the Partnership's net asset value since December 2001, and because Deloitte & Touche LLP retracted its audit of the Venture for the years ended December 31, 1999 and December 31, 2000, the Purchaser is unable to currently estimate the value of the Partnership or the Units.

     The Purchaser believes, although this belief may be incorrect, that the value of a Unit upon a liquidation of the Partnership will approximate the 2001 Estimated NAV (subject to adjustment for factors such as the costs of the Partnership's liquidation). However, the Purchaser does not believe that the 2001 Estimated NAV is an accurate reflection of what an investor would currently receive in respect of a Unit. In the Purchaser's judgment, that amount would likely be less than the 2001 Estimated NAV, after taking into account (i) the uncertainty resulting from the Venture Litigation and the bankruptcy proceedings involving Adelphia, Century and the Venture, and
(ii) other unknown factors. In calculating the Offer Price, the Purchaser used the 2001 Estimated NAV as a baseline, and then adjusted for the factors set forth in the preceding sentence, the costs of the Partnership's liquidation as well as the uncertainty of the timing of such liquidation. In addition, the Purchaser took into account (1) the lack of liquidity of the Units, (2) the limited frequency of trading of Units in the secondary market, (3) the fact that it will not control the Partnership upon consummation of the Offer, and (4) certain tax considerations. Finally, the Purchaser calculated the Offer Price so that the Offer Price would provide the Purchaser an adequate return on its investment in the Partnership. The Offer Price represents a 46% discount to the 2001 Estimated NAV.

     The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding to tender their Units.

     WHY SHOULD A UNITHOLDER TENDER UNITS PURSUANT TO THE OFFER AND NOT PURSUANT TO THE TENDER OFFER COMMENCED BY SMITHTOWN ON OCTOBER 16, 2003 AND AMENDED ON NOVEMBER 3, 2003?

     Unitholders should tender their Units pursuant to the Offer because the Purchaser is offering to pay $601 per Unit, with interest at the rate of 3% per annum from the Expiration Date until the date of payment. Smithtown is offering to pay only $600 per Unit and is not offering to pay interest. In addition, we are tendering for up to 18,799 Units, while Smithtown is tendering for only 9,020 Units. Accordingly, assuming that the Partnership does not suspend the transfer of Units pursuant to our Offer, it is more likely that we will accept all of the Units tendered pursuant to our Offer (and less likely that we will have to prorate the number of Units accepted).

     It should be noted that the Partnership has adopted a policy of limiting transfers of Units within any tax year to no more than 4.8% of the outstanding Units. The Partnership may elect to transfer Units tendered pursuant to the Smithtown offer prior to those tendered pursuant to the Offer (and accordingly, Unitholders who tender Units pursuant to Smithtown's offer may be paid prior to those who tender Units pursuant to the Offer). In any case, the Purchaser will pay interest at the rate of 3% per annum from the Expiration Date until the date of payment.

     Lastly, Unitholders should tender to the Offer because it is the Purchaser's intention to outbid by at least $1.00 any and all good faith, bona fide tender offers commenced by Smithtown or any other third party at any time prior to the Expiration Date. Unitholders who tender pursuant to the Offer will receive the highest price offered by the Purchaser and will not need to resubmit paperwork should the Offer Price increase.

     CAN A UNITHOLDER WITHDRAW UNITS TENDERED PURSUANT TO SMITHTOWN'S TENDER OFFER AND TENDER THOSE UNITS PURSUANT TO THE OFFER?

     Yes. A Unitholder can withdraw Units tendered to Smithtown by written notice received by Smithtown before 5:00 p.m., New York time, on November 17, 2003 (the expiration date of Smithtown's offer). A Unitholder (or a Unitholder's broker or nominee) must notify Smithtown in writing at the address listed at the end of the Summary Term Sheet in Smithtown's Offer to Purchase, and the notice must include the Unitholder's name, the number of Units to be withdrawn and the name in which the tendered Units are registered. For complete information about the procedures for withdrawing Units tendered pursuant to Smithtown's offer, please see Section 4 of Smithtown's Offer to Purchase.

                                 IMPORTANT

Any (i) Unitholder, (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts, Keogh Plans or qualified plans, or (iii) person who has purchased Units but has not yet been reflected on the Partnership's books as a limited partner of the Partnership desiring to tender any Units should either (a) complete and sign the Agreement of Assignment and Transfer (a copy of which is enclosed with this Supplement) in accordance with the instructions to the Agreement of Assignment and Transfer (see the enclosed instructions to complete the Agreement of
Assignment  and  Transfer)  and mail or deliver an  executed  Agreement  of
Assignment and Transfer and any other required documents to MLMP Acquisition Partners, LLC at the address set forth below or (b) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her.

For deliveries by mail, Federal Express or other private overnight couriers:

MLMP ACQUISITION PARTNERS, LLC
4220 Shawnee Mission Parkway
Suite 310A
Fairway, KS  66205
Telephone: 1-800-513-2205 (toll-free)
Facsimile: (No Agreements of Assignment and Transfer will be accepted by fax)

Questions  or  requests  for   assistance  or  additional   copies  of  the
Supplement, the Offer to Purchase or the Agreement of Assignment and Transfer may be directed to the Purchaser at 1-800-513-2205 (toll-free).

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED IN THE SUPPLEMENT, THE OFFER TO PURCHASE OR THE AGREEMENT OF ASSIGNMENT AND TRANSFER. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Neither Merrill Lynch & Co., Inc., the General Partner, ML Leasing Management, Inc. or the Partnership nor their respective affiliates or subsidiaries are parties to the Offer.

EACH UNITHOLDER IS URGED TO READ CAREFULLY THE ENTIRE SUPPLEMENT, THE OFFER TO PURCHASE, THE AGREEMENT OF ASSIGNMENT AND TRANSFER AND THE RELATED DOCUMENTS.

Unitholders who have not tendered their Units pursuant to the Offer should use the enclosed Agreement of Assignment and Transfer. Unitholders who have already tendered their Units pursuant to the Offer need not take any further action to tender their Units and will be bound by the terms of the Offer to Purchase as supplemented by this Supplement. Such Unitholders will be entitled to receive the Offer Price as set forth in this Supplement for Units previously tendered and not withdrawn.

November 4, 2003

MLMP ACQUISITION PARTNERS, LLC